

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2008

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Joe G. Brooks
Chief Executive Office and President
Advanced Environmental Recycling Technologies, Inc.
914 N. Jefferson Street, Post Office Box 1237
Springdale, Arkansas   72765

Re: Advanced Environmental Recycling Technologies, Inc.
        Amendment No. 3 to Registration Statement on Form S-3 filed on July 24, 2008
        File No.: 333-147679
        Annual Report on Form 10-K for the FYE December 31, 2007, as amended on
        Form 10-K/A-1; and Form 10-Q for March 31, 2008
        File No.: 1-10367

Dear Mr. Brooks:

        We have reviewed your filings and have the following additional comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A FILED July 24, 2008

Risk Factors
We have recently been sued by plaintiffs alleging defects in our decking products, page 4

        1. As previously requested, disclose the amount of relief sought in connection
            with each of the suits discussed based on claims filed to date. We note your

disclosure of the potential annual cost limitations for payment of claims that is currently being negotiated under the proposed settlement agreement.

Where you can find more information, page 14

2. Also, incorporate by reference, to the extent filed, as opposed to furnished, the company's Form 8-K's dated June 20, 2008; July 3, 2008; July 24, 2008 and July 30, 2008.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

3. We note your response to comment five from our letter dated June 12, 2008, however you did not show us in your supplemental response how you intend to revise future filings to include a discussion of significant balance sheet fluctuations, such as your receivables and related allowance. Please provide us with your proposed future filing MD&A disclosures describing significant balance sheet fluctuations from December 31, 2006 to December 31, 2007.

4. As a related matter, we note that you included a reserve for product claims within your allowance for receivables. Please tell us the following:
    *   describe the types product claims intended to be covered by this reserve;
    *   describe your accounting policies for determining your reserve for product claims;
    *   quantify the dollar amount of your reserve for product claims included in your allowance for receivables as of each period presented; and
    *   explain the accounting literature you relied upon to support your classification of the reserve within your allowance for receivables.

Liquidity and Capital Resources, page 27

5. We note your response to comment six from our letter dated June 12, 2008 and your discussion about the recent extension of your line of credit until September 15, 2008. However, you have not shown us how you will amend your previously filed Form 10-K/A to describe how (based on the information available to you at the time you originally filed your Form 10-K), you determined you would have sufficient resources available to

> continue your operations as a going concern for a year and a day from the balance sheet date if you weren't able to obtain a replacement line of credit. Please amend your filing to address our previously issued comment six.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 17

6. We note your response to comment nine from our letter dated June 12, 2008. Please confirm that you have assessed the probability of your ability to comply with the accounts payable covenant as of March 31, 2009 and determined that it is not probable that you will not be able to cure the violation by March 31, 2009.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Accountant at (202) 551-3424 or John Hartz, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director